Exhibit C

Motive Employee Q&A

June 17, 2008

This document is designed for Motive employees only and should not be forwarded to parties outside of Motive.

1.	What is the news?

Alcatel-Lucent announced that it has signed an agreement to acquire Motive. The transaction is a cash tender offer for all outstanding Motive shares at a price of $2.23 per share, with an approximate value of $67.8 million. The purchase price of $2.23 per share represents a premium of approximately 53% over the closing price of the shares on June 16, 2008 and a premium of approximately 51% over the average closing price of the shares for the 90 days prior to June 16, 2008. The transaction is expected to close by early in the fourth quarter of 2008.

The acquisition has been structured as a two-step transaction including a cash tender offer for all outstanding shares of Motive common stock followed by a merger of Motive with and into a subsidiary of Alcatel-Lucent. Motive will become a part of Alcatel-Lucent’s Fixed Access Division.

2.	Who is Alcatel-Lucent?

Alcatel-Lucent provides solutions that enable service providers, enterprises and governments worldwide, to deliver voice, data and video communication services to end-users. As a leader in fixed, mobile and converged broadband networking, IP technologies, applications, and services, Alcatel-Lucent offers the end-to-end solutions that enable compelling communications services for people at home, at work and on the move. With operations in more than 130 countries, Alcatel-Lucent is a local partner with global reach. Alcatel-Lucent has the most experienced global services team in the industry, and Bell Labs, one of the largest research, technology and innovation organizations in the telecommunications industry. Alcatel-Lucent achieved revenues of Euro 17.8 billion and is incorporated in France, with executive offices in Paris. Alcatel-Lucent has 77,000 employees worldwide.

A global description of the company and the Fixed Access Division is attached to this Q&A.

3.	Who is the Fixed Access Division?

The Fixed Access Division (FAD) is the global leader in broadband access and IPTV deployments, and a trusted partner that is guiding customers along the path of access network transformation. Alcatel-Lucent provides innovative access solutions to the top 20 global operators, supporting the largest mass deployments of video, voice and data services. Alcatel-Lucent also benefits from unmatched innovation and R&D resources.

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Alcatel-Lucent is the only vendor on the market able to bring customers the broadest product and services portfolio in all segments, thought leadership demonstrated by consultative marketing programs, substantial and ongoing investment in innovation and technology, and the experience of a market leader that is accustomed to supporting very large, complex end-to-end deployments.

Luis Martinez Amago is President of the Fixed Access Division covering the Broadband Access product portfolio, Video Networking and IPTV Middleware solutions. Prior to this he was President of the Multimedia Business Division of Alcatel-Lucent, covering solutions and applications such as: IPTV, Mobile TV, Content Management, Payment systems, Messaging and different white-label business ventures. Before this Luis was the President of the Wireless Transmission Division and before the COO of the Services Division of Alcatel. Between 2000 and 2002, he was the Country Senior Officer and General Manager of Alcatel in Spain. Luis is based in Antwerp, Belgium.

4.	Why does a combination of Alcatel-Lucent and Motive make sense?

The proposed combination makes sense on several fronts.

First, the proposed transaction is a natural evolution of the existing 3-year relationship between Motive and Alcatel-Lucent. Since 2005 the two companies have jointly developed and sold remote management software solutions that automate the deployment, configuration and support of residential gateways. Today we have more than 40 joint customers including AT&T, Verizon, BT, Swisscom and Vodafone Portugal. In addition, Alcatel-Lucent resells Motive’s solutions that help service providers seamlessly integrate voice, video and data into a single connected experience by automating and remotely managing key customer touch points throughout the service lifecycle. We know each other well and our customers, organizations, and technology are highly complementary, with each company bringing strengths to the other.

Second, Alcatel-Lucent is a large, stable company that addresses our need for scale. Specifically, upon consummation of the proposed transaction, being part of Alcatel-Lucent will give us the scale to be viewed on more equal terms with our larger customers, something we have not previously been able to achieve. The proposed acquisition will offer Motive access to capital, people and technology to help fulfill our customer commitments and create new opportunities for career growth for employees.

Third, Alcatel-Lucent sees digital home care and mobile service management as an important growth area linked to its overall networking business. Upon consummation of the proposed transaction, the acquisition will combine Alcatel-Lucent’s offerings in home network management with Motive’s offerings in this space. In addition, Motive’s portfolio of Mobile Service Management solutions offers Alcatel-Lucent a natural extension into emerging areas such as the management of fixed/mobile services. The proposed combination of Motive’s software solutions with Alcatel-Lucent’s world-class equipment will help mobile and converged service providers deliver a seamless, consistent customer experience across converged services, networks and devices.

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We have long said that a winning transaction must deliver value for our investors, our customers and our shareholders. Joining Alcatel-Lucent does all three, and offers benefits that no other combination possesses.

5.	How long have you been working on this?

We announced in November of last year that we had retained investment bankers to advise us on strategic alternatives. The proposed transaction is the culmination of that process.

6.	When will the acquisition be final?

The transaction is expected to close by early in the fourth quarter of 2008. There are a number of steps that must be completed before closing, so it is difficult at this point to specify a precise date at this time, but we will keep everyone advised as we draw closer to completion.

The tender offer is subject to a number of conditions, including: delivery of Motive’s audited financial statements for the years ended December 31, 2007 and December 31, 2006, which audited financial statements for 2007 shall be materially consistent in terms of assets and liabilities with the previously delivered unaudited financial statements for that period; Motive’s previously announced settlement of securities and derivative litigation becoming final and non-appealable; the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and any applicable foreign competition laws; and other customary conditions.

In addition to the conditions described above, completion of the tender offer is subject to the condition that, as of the expiration date of the tender offer, there shall have been tendered at least 17,639,096 shares of common stock (which represents approximately 58.3% of the presently issued and outstanding shares of Motive common stock, including for such purpose the 2.5 million shares of Motive common stock expected to be issued in connection with the previously announced settlement of the Company’s securities class action lawsuit). The purchaser in the tender offer, which is a subsidiary of Alcatel-Lucent, is permitted on a single occasion to lower the minimum number of shares described above to a level not less than 15,493,417 shares of common stock (which represents approximately 51.2% of the presently issued and outstanding shares of Motive common stock, including for such purpose the 2.5 million shares of Motive common stock expected to be issued in connection with the previously announced settlement of the Company’s securities class action lawsuit), plus the total number of shares of common stock issued or to be issued between the date of the merger agreement and the expiration date of the tender offer in response to certain elections to exercise options or warrants to purchase shares of Motive common stock.

7.	What will happen between now and the close of the acquisition?

Alcatel-Lucent will immediately begin to conduct Operational Reviews to understand the Motive business in detail. Following this, a dedicated group of representatives from both organizations will begin an Integration & Transition Planning exercise for our

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organizations, systems and facilities. At the same time, we will begin a product planning process to determine how we bring our product portfolios together. All Integration & Transition work will be completed by the fall.

As plans are made for the proposed integration of our businesses, employees at both Motive and Alcatel-Lucent will receive updates from the management teams.

We are required by regulations to maintain independent operations until the proposed transaction has been consummated. Between now and then, the companies remain business partners as we have been in the past. Guidelines will be communicated separately to those individuals involved in daily operations with Alcatel-Lucent.

8.	What do I do when I get back to my desk?

Our absolute mantra for the coming months must be: Business First, Acquisition Second. Until we close the transaction, it is critical that each company keep their eye on the ball and deliver results to meet their individual business plans. Our competitors will try to take advantage of this time to delay or divert our business opportunities and we must not allow that to happen. Again, “Business First, Acquisition Second.”

As indicated previously, we are required by regulations to maintain independent operations until the proposed transaction has been consummated. Between now and then, the companies remain business partners as we have been in the past. Guidelines will be communicated separately to those individuals involved in daily operations with Alcatel-Lucent.

9.	How will we be organized following the acquisition?

Upon closing of the proposed transaction, Motive will become part of Alcatel-Lucent’s Fixed Access Division. Alcatel-Lucent resources on home networking will be combined with the Motive team as a single group with an expanded product line targeting the Digital Home Management and Mobile Service Management opportunity.

With regard to the specific organizational model, it is too early to comment. The integration strategy will be defined in detail over the coming months, but we plan a smooth transition for Motive customers and employees, leveraging Alcatel-Lucent’s resources to grow this business.

10.	Where will we be located?

No major site consolidation is anticipated at this time. Current Austin and Bangalore facilities will remain the primary location for Motive employees. We will evaluate combining sites where we have duplication in the same city, but any decision will be made in conjunction with the local teams to ensure we find the best solution without imposing undue hardship on employees.

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11.	Will Motive change its name?

Upon closing of the proposed transaction, it is Alcatel-Lucent’s intention to maintain Motive as separate brand. Motive is a strong brand name that is well recognized by customers and can be leveraged going forward.

Alcatel-Lucent’s corporate branding and global marketing organization will review these plans during the Integration & Transition process and final decisions will be communicated upon closure of the acquisition.

12.	What will happen to our products and projects?

During the operational reviews Alcatel-Lucent and Motive will work to understand and review all products and projects. The next step will be joint product planning sessions to determine what makes the most sense for the combined product portfolios going forward. Our goal is to deliver the most powerful and compelling solution possible, while protecting the investments our current customers have made.

13.	Will Motive employees still have positions?

Alcatel-Lucent is proposing to acquire Motive to grow and expand its digital home and mobile service management business, and therefore plans to retain Motive staff. Cost synergies are not the focus of this transaction. Further details will be forthcoming as we progress through the transition process.

14.	If my job is eliminated after the close of the acquisition, will I receive any severance?

In the event a position is impacted, the employee will be eligible to receive a severance package that includes base pay and certain benefits continuation.

15.	Who will lead the new organization?

As stated earlier, upon consummation of the proposed transaction, Motive will become part of the Fixed Access Division, which is led by Luis Martinez Amago. The combined company will have a wealth of management talent with proven industry experience. The detailed organization is being worked on as part of the Integration & Transition process and the leadership team and structure will be communicated upon closure of the acquisition.

16.	Why is Alcatel-Lucent a good place to work?

The market around digital home care and the convergence of fixed-mobile is one of the hottest areas in the industry.

When the proposed transaction is closed, the combined company is poised to be a leader in this growing and exciting space. We believe the opportunity to work in an aggressive growth organization with some of the newest technologies creates a compelling opportunity for employees.

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17.	Will my salary or title be affected upon consummation of the proposed transaction?

Upon consummation of the proposed transaction, we do not expect any significant changes to compensation for the Motive employees. The pay ranges and pay philosophies are very similar between the two companies. We will review titles for comparable roles as we work as we work through the Integration process.

18.	What changes can I expect from a benefits perspective?

During the Integration & Transition process we will review each company’s benefits offerings and discuss arrangements for the transition of Motive employees to the Alcatel-Lucent benefits programs. Upon closing of the proposed transaction, Motive employees will become employees of a subsidiary of Alcatel-Lucent, gaining access to its competitive benefits program.

Once the final details are available, employees will be provided information regarding the timing of the benefits transition, as well as information on specific benefits.

19.	What will happen to Motive stock options?

Under the terms of the agreement, Alcatel-Lucent is offering $2.23 in cash per share for all outstanding shares. Upon consummation of the transaction, all options will become vested and holders of “in the money” options (those with a strike price lower than $2.23 per share) will receive as part of the closing the difference between $2.23 and the option exercise price for each such option held. Upon close, any options with a strike price equal to or greater than $2.23 per share will be cancelled and be of no further force or effect. The mechanics and the paperwork required will be provided closer to the closing date.

20.	When will I receive additional information about Alcatel-Lucent?

Executives from Alcatel-Lucent will be at Motive in the coming days to take your questions. In addition, we are establishing an area on Motive MOJO where we will post information and updates throughout the process. Finally, you can visit Alcatel-Lucent’s web site at www.alcatel-lucent.com.

Very early in the Integration & Transition phase the Alcatel-Lucent Human Resources and Finance teams will provide information on compensation, benefits, employment policies and payroll issues. You will be provided with the opportunity to ask and have questions answered by the subject matter experts.

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Safe Harbor for Forward Looking Statements

This document contains forward looking information based on the current expectations of Alcatel-Lucent and Motive. Because forward looking statements involve risks and uncertainties, actual results could differ materially. All statements other than statements of historical fact are statements that could be deemed forward looking statements, including the expected benefits and costs of the transaction, management plans relating to the transaction, the anticipated timing of filings and approvals relating to the transaction, the ability of Motive to satisfy all conditions to closing of the transaction, the expected timing of the completion of the transaction, the ability to complete the transaction, any statements of the plans, strategies and objectives of future operations, and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected, risks related to the timing or ultimate completion of the transaction, that, prior to the completion of the transaction, Motive’s business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies, and other risks that are described from time to time in the public filings of Alcatel-Lucent and Motive with the U.S. Securities and Exchange Commission.

The forward looking statements speak only as of the date of this document. Alcatel-Lucent and Motive expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward looking statements included in this letter to reflect any changes in expectations with regard thereto or any changes in events, conditions, or circumstances on which any such statement is based.

Important Additional Information

This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The tender offer described herein has not yet been commenced. The solicitation and the offer to buy shares of Motive common stock will only be pursuant to an offer to purchase, letter of transmittal and related materials that Alcatel-Lucent, or a subsidiary thereof, intends to file with the U.S. Securities and Exchange Commission. Motive intends to file with the U.S. Securities and Exchange Commission and mail to its stockholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the tender offer. When they are available, shareholders of Motive should read these materials carefully because they contain important information, including the terms and conditions of the tender offer. When they are available, shareholders will be able to obtain the offer to purchase, the letter of transmittal and related documents without charge from the U.S. Securities and Exchange Commission’s Website at www.sec.gov or from Motive’s Investor Relations department or the Investor Relations section of Motive’s website at http://ir.motive.com. Shareholders are urged to read carefully those materials when they become available prior to making any decisions with respect to the tender offer.

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